FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the Month of March 2015

ELRON ELECTRONIC INDUSTRIES LTD.
(Translation of Registrant’s Name into English)

 3Azrieli Center, Triangle Building, 42nd Floor, Tel Aviv  • ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark if the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐   No ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-(2):  82-_______

1. English Translation of Financial Data from the Consolidated Financial Statements Attributable to the Company's shareholders.

2. Registrant's Form 126 filed with the Israeli Securities Authority on March 11, 2015

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELRON ELECTRONIC INDUSTRIES LTD.
(Registrant)
By: /s/Yaron Elad
Yaron Elad
VP & CFO

Dated:  March 11, 2015

3

Elron Electronic Industries Ltd.

English Translation of Financial Data from the
Consolidated Financial Statements
Attributable to the Company's shareholders

As of

December 31, 2014

US dollars in thousands

Contents

Page

Special Auditors' Report in accordance with regulation 9(C)	2-3

Data from the consolidated financial statements on the Financial Position Attributable to the Company	4-5

Data from the consolidated financial statements on the Income Attributable to the Company	6

Data from the consolidated financial statements on the Comprehensive Income Attributable to the Company	7

Data from the consolidated financial statements on the Cash Flows Attributable to the Company	8-9

Additional Information	10-12

To
The shareholders of Elron Electronic Industries ltd.
The triangle building
42nd floor
3 Azrieli center
Tel-Aviv

Re:	Special Auditor's Report on the Separate Financial Information in accordance with Regulation 9C to the Securities Regulations (Periodic Immediate and Reports), 1970

We have audited the separate financial information presented in accordance with Regulation 9c to the Israeli Securities Regulations (Periodic and Immediate Reports), 1970 of Elron Electronic Industries Ltd. ("the Company") as of December 31, 2014 and 2013 and for each of the three years the latest of which ended on December 31, 2014. The Company's board of directors and management are responsible for the separate financial information. Our responsibility is to express an opinion on the separate financial information based on our audits.

We did not audit the separate financial information taken from the financial statements of an investment in associate that was classified as held for sale as of December 31, 2013, whose assets less attributable liabilities, net total approximately $ 47.4 million as of December 31, 2013, and the Company's share of its earnings amounted to approximately $ 2.1 million and $ 3.2 million for the years ended December 31, 2013 and 2012, respectively. The financial statements of this company were audited by other auditors, whose reports have been furnished to us, and our opinion, insofar as it relates to amounts included for this company, is based on the reports of the other auditors.

We conducted our audits in accordance with generally accepted auditing standards in Israel. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the separate financial information is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the separate financial information. An audit also includes assessing the accounting principles used and significant estimates made by the board of directors and management, as well as evaluating the overall separate financial information presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of other auditors, the separate financial information referred to above is prepared, in all material respects, in conformity with Regulation 9c to the Israeli Securities Regulations (Periodic and Immediate Reports), 1970.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
March 11, 2015	A Member of Ernst & Young Global

Special Report Pursuant to Regulation 9(c)
Financial Data and Information from the Consolidated Financial Statements Attributable to Elron Electronic Industries Ltd. ("the Company")

The following separate financial data and information attributable to the Company ("separate data") are derived from the Company's Consolidated Financial Statements as of December 31, 2014, and for the year then ended ("consolidated financial statements"), which form part of the Company's periodic reports. The separate data are presented in accordance with Regulation 9(c) of the Israel Securities Law Regulations (Periodic and Immediate Statements) – 1970.

The significant accounting policies followed in the preparation of the following separate data are identical to those applied in the preparation of the Company's consolidated financial statements.

Presentation of transactions which were eliminated in the consolidated financial statements
Intercompany balances, transactions and cash flows between the Company and its subsidiaries were eliminated in the preparation of the Company's consolidated financial statements.
In the separate data, such transactions are presented as follows:

■	Financial position data attributable to the Company include balances in respect of the Company's subsidiaries which were eliminated in the consolidated financial statements.

■
Income and loss data attributable to the Company include income and expenses of the Company resulting from transactions with its subsidiaries, which were eliminated in the consolidated financial statements.

■	Cash flow data attributable to the Company include cash flows between the Company and its subsidiaries which were eliminated in the consolidated financial statements.

Elron Electronic Industries Ltd.

Data from the Consolidated Financial Statements on the Financial Position Attributable to the Company as of

	December 31,
	2014	2013
	$ thousands

Current assets
Cash and cash equivalents	33,330	19,686
Bank deposits	60,360	-
Other accounts receivable	261	376
Investment in associate that was classified as asset held for sale	-	89,175

	93,951	109,237

Non-current assets
Investments in subsidiaries and associates, net	111,272	106,079
Other investments measured at fair value	27,271	26,012
Property, plant and equipment, net	26	38
Deferred taxes (Note 7)	-	28,994

	138,569	161,123

Total assets	232,520	270,360

The accompanying additional information is an integral part of the separate financial data and information.

Elron Electronic Industries Ltd.

Data from the Consolidated Financial Statements on the Financial Position Attributable to the Company as of

	December 31,
	2014	2013
	$ thousands

Current liabilities
Loans from banks	-	4,000
Trade payables	53	79
Other accounts payable	2,776	2,797

	2,829	6,876

Long-term liabilities
Other long term liabilities (Note 2)	73,812	82,701

	73,812	82,701

Equity attributable to the Company's shareholders
Issued capital	9,573	9,573
Share premium	190,753	190,753
Capital reserves	2,066	(6,166)
Accumulated deficit	(46,513)	(13,377)

Total equity	155,879	180,783

	232,520	270,360

The accompanying additional information is an integral part of the separate financial data and information.

Ami Erel	Ari Bronshtein	Yaron Elad
Director *	Chief Executive Officer	Vice President & Chief Financial Officer

Approval date of the annual consolidated financial statements: March 11, 2015.

* Authorized by the board of directors to sign these financial statements in lieu of the chairman of the board, see Note 1 to the consolidated financial statements.

Elron Electronic Industries Ltd.

Data from the Consolidated Financial Statements on the Income Attributable to the Company

	Year ended December 31,
	2014	2013	2012
	$ thousands

Income
Financial income (Note 2)	8,875	261	892

Expenses
General and administrative expenses	5,086	5,449	3,873
Financial expenses (Note 2)	54	5,767	3,455
Other expenses (income), net	5	(3,484)	159

	5,145	7,732	7,487

	3,730	(7,471)	(6,595)

Gain from disposal of subsidiaries and associates, revaluation of investee companies and changes in holdings, net (Note 3,5)	114,764	4,443	10,006
Company’s share of income (loss) of subsidiaries and associates	(3,228)	(8,031)	946

Income (loss) before taxes on income	115,266	(11,059)	4,357
Tax benefit (taxes on income)	(29,772)	28,994	-

Net income attributable to the Company's shareholders	85,494	17,935	4,357

The accompanying additional information is an integral part of the separate financial data and information.

Elron Electronic Industries Ltd.

Data from the Consolidated Financial Statements on the Comprehensive Loss Attributable to the Company

	Year ended December 31,
	2014	2013	2012
	$ thousands

Net income	85,494	17,935	4,357

Other comprehensive loss

Amounts that would never be reclassified to profit or loss:

Loss from financial assets measured at fair value through other comprehensive income, net	(421)	(2,111)	(1,313)

Total loss that would never be reclassified to profit or loss	(421)	(2,111)	(1,313)

Amounts that are classified or may be reclassified to profit or loss under certain conditions:

Foreign currency translation differences for foreign operations	-	-	(51)
Foreign currency translation differences charged to the statement of income upon disposal of foreign operations	-	-	80

Total gain that would be reclassified to profit or loss under certain conditions	-	-	29

Total other comprehensive loss attributable to the Company	(421)	(2,111)	(1,284)

Other comprehensive income (loss) attributable to the Company's subsidiaries and associates	-	(14)	141

Total comprehensive income attributable to the Company's shareholders	85,073	15,810	3,214

The accompanying additional information is an integral part of the separate financial data and information.

Elron Electronic Industries Ltd.

Data from the Consolidated Financial Statements on the Cash Flows Attributable to the Company

	Year ended December 31,
	2014	2013	2012
	$ thousands

Cash flows from operating activities

Net income attributable to the Company	85,494	17,935	4,357

Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Adjustment to the profit or loss items:
Company’s share of loss (income) of subsidiaries and associates	3,228	8,031	(946)
Depreciation	13	14	26
Financial expense (income), net	(365)	45	(203)
Stock based compensation	(239)	(46)	(38)
Gain from cancellation of impairment in financial assets	-	(3,522)	-
Taxes on income (tax benefit)	29,772	(28,994)	-
Gain from disposal of subsidiaries and associates, revaluation of investee companies and changes in holdings, net	(114,764)	(4,443)	(10,006)
Change in fair value of financial assets measured at fair value, net	-	-	1,407
Other	400	(553)	(286)

	(81,955)	(29,468)	(10,046)

Changes in assets and liabilities of the Company:
Decrease (increase) in other accounts receivable	(41)	566	(235)
Increase in long term receivables	-	(54)	(180)
Decrease in trade payables	(26)	(16)	(7)
Increase (decrease) in other accounts payable	(404)	1,210	8,978
Increase (decrease) in other long term liabilities	(8,889)	5,805	1,771

	(9,360)	7,511	10,327

Cash paid and received during the year for:
Interest paid	(12)	(162)	(84)
Interest received	377	117	287

	365	(45)	203

Net cash provided by (used in) operating activities	(5,456)	(4,067)	4,841

Elron Electronic Industries Ltd.

Data from the Consolidated Financial Statements on the Cash Flows Attributable to the Company (Cont.)

	Year ended December 31,
	2014	2013	2012
	$ thousands

Cash flows from investment activities
Purchase of property and equipment	(1)	(7)	(6)
Investment in associates and subsidiaries	(11,081)	(10,139)	(13,630)
Proceeds from sale of property and equipment	-	-	5
Proceeds from sale of investments in associates and subsidiaries	204,016	6,945	7,341
Proceeds from sale of financial assets measured at fair value	203	115	1,748
Increase in bank deposits	(60,037)	-	-
Proceeds from repayment of debentures	-	1,698	-
Repayment of loans by subsidiaries	-	-	4,622

Net cash provided by (used in) investment activities	133,100	(1,388)	80

Cash flows from financing activities
Purchase of shares of investee company	-	-	(192)
Dividend paid to the Company's shareholders	(110,000)	-	(15,000)
Receipt of long-term loans from banks	-	-	5,000
Repayment of loans from banks	(4,000)	-	(1,000)
Proceeds from exercise of options	-	44	331

Net cash provided by (used in) financing activities	(114,000)	44	(10,861)

Increase (Decrease) in cash and cash equivalents	13,644	(5,411)	(5,940)

Cash and cash equivalents as of beginning of the year	19,686	25,097	31,037

Cash and cash equivalents as of end of the year	33,330	19,686	25,097

The accompanying additional information is an integral part of the separate financial data and information.

Elron Electronic Industries Ltd.

ADDITIONAL INFORMATION

U.S. dollars in thousands

1.	General

The accompanying condensed separate financial data as of December 31, 2014 and for the twelve months then ended, have been prepared in accordance with Regulation 9(c) of the Israel Securities Law Regulations (Periodic and Immediate Reports), 1970. The accompanying separate financial data should be read in conjunction with the Company's consolidated financial statements for 2014 and accompanying notes.

2.	Other long term liabilities

Other long term liabilities include liabilities towards Elbit Ltd. ("Elbit") which is a fully owned subsidiary of Elron. The balance is comprised of non-interest bearing and unlinked NIS capital notes. Exchange rate differences on these capital notes are included under line item financial income or financial expenses in the income statement.

3.	Given Merger

For details on the transaction completed in February 2014, see Note 1 to the consolidated financial statements.

4.	Dividend Distribution

On August 24, 2014 the Company declared a dividend in the amount of $110,000 (approximately $3.698 per share). In September 2014, the dividend was paid to the Company's shareholders.

In 2012, the Company declared and paid a dividend in the amount of $15,000 (approximately $0.51 per share).

5.	Gain from disposal of subsidiaries and associates, revaluation of investee companies and changes in holdings, net

For details on the gain from revaluation of investee companies measured at fair value, see Note 6 to the consolidated financial statements.

Elron Electronic Industries Ltd.

ADDITIONAL INFORMATION

U.S. dollars in thousands

6.	Cash and Cash equivalents attributed to the Company (excluding amounts attributed to subsidiaries and associates)

	December 31
	2014	2013
	$ thousands

In U.S. dollar	32,945	19,341
In NIS	385	345

	33,330	19,686

7.	Taxes on income

A.	Tax laws applicable to the Company

For information about the tax laws applicable to the Company see note 14 to the consolidated financial statements.

B.	Tax assessments attributed to the Company

The Company has tax assessments considered as final through 2010, included.

C.	Carryforward tax losses and other temporary differences attributed to the Company

As of December 31, 2014, the Company has operating carryforward tax losses in the amount of $184,000 and capital losses in the amount of $12.

As a result of the Given merger transaction, see also Note 3.B.4.a to the consolidated financial statements, the Company recognized in 2013 a deferred tax asset in the amount of approximately $11,250 in respect of the temporary difference from its investment in Given, and an amount of approximately $17,750 in respect of carryforward losses. Due to the completion of the Given Merger in 2014, the tax asset was fully utilized against tax expenses on income.

Deferred tax assets relating to the aforesaid carryforward operating losses and to other temporary differences of approximately $69,000 were not recognized because their utilization in the foreseeable future is not probable.

Elron Electronic Industries Ltd.

ADDITIONAL INFORMATION

U.S. dollars in thousands

8.	Balances and transaction with subsidiaries and associates

A.	Balances with subsidiaries and associates

Composition

	December 31,
	2014	2013

Other accounts receivable	30	58

Other accounts payable	26	3

Capital note (see Note 5 above)	73,812	82,701

B.	Loans

The Company granted some of its subsidiaries and associates loans which are presented in the Company's statement of financial position as part of Investments in subsidiaries and associates. The Company recorded interest income in respect of these aforesaid loans in the amount of $ 31 in its statement of income for 2014, (approximately $ 64 in 2013 and $ 134 in 2012).

For more information about loans which the Company granted its subsidiaries and associates see Note 3 to the consolidated financial statements.

Liabilities report of the Company by repayment date Section 36a to the Israel Securities Law (1968)

Report as of December 31, 2014
Following are the liabilities of the Company by repayment date:
The following data are presented in NIS and were translated from USD to NIS using the exchange rate as of December 31, 2014 (1 USD = 3.889 NIS)

A. Debentures issued to the public by the reporting Entity and held by the public, excluding debentures held by the Company's parent ,controlling shareholder, companies controlled by one of the parties mentioned above or by companies controlled by the company - based on separate financial data of the Entity ("Solo" reports) (NIS in thousands)

	Principle repayment					Gross interest payments (excluding deduction of tax)	Toatal by years
	NIS (CPI linked)	NIS (Not linked)	Euro	USD	Other
First year	0	0	0	0	0	0	0
Second year	0	0	0	0	0	0	0
Third year	0	0	0	0	0	0	0
Fourth Year	0	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	0	0	0
Total	0	0	0	0	0	0	0

B. Private debentures and non-bank credit, excluding debentures or credit granted by the Comapny's parent, controlling shareholder, companies controlled by one of the parties mentioned above or by companies controlled by the company - based on separate financial data of the Entity ("Solo" reports) (NIS in thousands)

	Principle repayment					Gross interest payments (excluding deduction of tax)	Toatal by years
	NIS (CPI linked)	NIS (Not linked)	Euro	USD	Other
First year	0	0	0	0	0	0	0
Second year	0	0	0	0	0	0	0
Third year	0	0	0	0	0	0	0
Fourth Year	0	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	0	0	0
Total	0	0	0	0	0	0	0

C. Bank credit from Israeli banks - based on separate financial data of the Entity ("Solo" reports) (NIS in thousands)

	Principle repayment					Gross interest payments (excluding deduction of tax)	Toatal by years
	NIS (CPI linked)	NIS (Not linked)	Euro	USD	Other
First year	0	0	0	0	0	0	0
Second year	0	0	0	0	0	0	0
Third year	0	0	0	0	0	0	0
Fourth Year	0	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	0	0	0
Total	0	0	0	0	0	0	0

D. Bank credit from non-Israeli banks - based on separate financial data of the Entity ("Solo" reports) (NIS in thousands)

	Principle repayment					Gross interest payments (excluding deduction of tax)	Toatal by years
	NIS (CPI linked)	NIS (Not linked)	Euro	USD	Other
First year	0	0	0	0	0	0	0
Second year	0	0	0	0	0	0	0
Third year	0	0	0	0	0	0	0
Fourth Year	0	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	0	0	0
Total	0	0	0	0	0	0	0

E. Summary of tables A-D, totals of: bank credit, non-bank credit and debentures - based on separate financial data of the Entity ("Solo" reports) (NIS in thousands)

	Principle repayment					Gross interest payments (excluding deduction of tax)	Toatal by years
	NIS (CPI linked)	NIS (Not linked)	Euro	USD	Other
First year	0	0	0	0	0	0	0
Second year	0	0	0	0	0	0	0
Third year	0	0	0	0	0	0	0
Fourth Year	0	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	0	0	0
Total	0	0	0	0	0	0	0

F. Off-balance credit exposure - based on separate financial data of the Entity ("Solo" reports) (NIS in thousands)

	Principle repayment					Gross interest payments (excluding deduction of tax)	Toatal by years
	NIS (CPI linked)	NIS (Not linked)	Euro	USD	Other
First year	0	0	0	0	0	0	0
Second year	0	0	0	0	0	0	0
Third year	0	0	0	0	0	0	0
Fourth Year	0	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	0	0	0
Total	0	0	0	0	0	0	0

G. Off-balance credit exposure of all consolidated companies, excluding companies that are considered as reporting companies, and excluding  the reporting Company's data described above in Table F (NIS in thousands)

	Principle repayment					Gross interest payments (excluding deduction of tax)	Toatal by years
	NIS (CPI linked)	NIS (Not linked)	Euro	USD	Other
First year	0	0	0	0	0	0	0
Second year	0	0	0	0	0	0	0
Third year	0	0	0	0	0	0	0
Fourth Year	0	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	0	0	0
Total	0	0	0	0	0	0	0

H. Totals of: bank credit, non-bank credit, and debentures of all consolidated companies, excluding companies that are considered as reporting companies and excluding the data of the reporting Entity described above in Tables A-D (NIS in thousands)

	Principle repayment					Gross interest payments (excluding deduction of tax)	Toatal by years
	NIS (CPI linked)	NIS (Not linked)	Euro	USD	Other
First year	0	0	0	0	0	0	0
Second year	0	0	0	0	0	0	0
Third year	0	0	0	0	0	0	0
Fourth Year	0	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	0	0	0
Total	0	0	0	0	0	0	0

I. Total credit granted to the reporting Entity by the parent company or controlling shareholder, and total amounts of debentures issued by the reporting Entity that are held by the parent company or controlling shareholder (NIS in thousands)

	Principle repayment					Gross interest payments (excluding deduction of tax)	Toatal by years
	NIS (CPI linked)	NIS (Not linked)	Euro	USD	Other
First year	0	0	0	0	0	0	0
Second year	0	0	0	0	0	0	0
Third year	0	0	0	0	0	0	0
Fourth Year	0	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	0	0	0
Total	0	0	0	0	0	0	0

J. Credit granted to the reporting Entity by companies controlled by the parent company or by the controlling shareholder, and are not controlled by the reporting Entity, and debentures issued by the reporting Entity held by companies controlled by the parent company or by controlling shareholder and are not controlled by the reporting Entity (NIS in thousands)

	Principle repayment					Gross interest payments (excluding deduction of tax)	Toatal by years
	NIS (CPI linked)	NIS (Not linked)	Euro	USD	Other
First year	0	0	0	0	0	0	0
Second year	0	0	0	0	0	0	0
Third year	0	0	0	0	0	0	0
Fourth Year	0	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	0	0	0
Total	0	0	0	0	0	0	0

K. Credit granted to the reporting Entity by consolidated companies and debentures issued by the reporting Entity held by consolidated companies (NIS in thousands)

	Principle repayment					Gross interest payments (excluding deduction of tax)	Toatal by years
	NIS (CPI linked)	NIS (Not linked)	Euro	USD	Other
First year	0	0	0	0	0	0	0
Second year	0	0	0	0	0	0	0
Third year	0	0	0	0	0	0	0
Fourth Year	0	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	0	0	0
Total	0	0	0	0	0	0	0

L. (1) Cash and cash equivalents, marketable securities and short-term deposits based on the Company's separate financial data (NIS in thousands)	364,360
(2) Cash and cash equivalents, marketable securities and short-term deposits based on the Company's consolidated Statements (NIS in thousands)	621,905